UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Amyris, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03236M 10 1

(CUSIP Number)

Group U.S. Counsel

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie, France

011-331-4744-4546

With a copy to:

David J. Segre

Michael A. Occhiolini

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03236M 10 1	13D

(1)	NAMES OF REPORTING PERSONS TOTAL S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 22,919,764 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 22,919,764 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,919,764 shares*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%†
(14)	TYPE OF REPORTING PERSON (see instructions) HC

*	Includes (i) 4,397,707 shares of Common Stock (as defined below) issuable upon conversion of the Tranche I Note (as defined below), which are currently convertible; (ii) 2,309,925 shares of Common Stock issuable upon conversion of the Tranche II Note (as defined below), which are currently convertible; and (iii) 2,594,919 shares of Common Stock issuable upon conversion of the Convertible Note (as defined below), which are currently convertible.
†	Based on 89,226,771 shares of Common Stock, which is the sum of (i) 79,924,220 shares of Common Stock outstanding on April 30, 2015, as set forth in the Quarterly Report on Form 10-Q of the Issuer (as defined below) for the period ended March 31, 2015, filed with the Securities and Exchange Commission on May 7, 2015; and (ii) 9,302,551 shares of Common Stock that may be issuable upon conversion of the Tranche I Note, Tranche II Note and Convertible Note.

CUSIP No. 03236M 10 1	13D

(1)	NAMES OF REPORTING PERSONS Total Energies Nouvelles Activités USA
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 22,919,764 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 22,919,764 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,919,764 shares*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%†
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Includes (i) 4,397,707 shares of Common Stock (as defined below) issuable upon conversion of the Tranche I Note (as defined below), which are currently convertible; (ii) 2,309,925 shares of Common Stock issuable upon conversion of the Tranche II Note (as defined below), which are currently convertible; and (iii) 2,594,919 shares of Common Stock issuable upon conversion of the Convertible Note (as defined below), which are currently convertible.
†	Based on 89,226,771 shares of Common Stock, which is the sum of (i) 79,924,220 shares of Common Stock outstanding on April 30, 2015, as set forth in the Quarterly Report on Form 10-Q of the Issuer (as defined below) for the period ended March 31, 2015, filed with the Securities and Exchange Commission on May 7, 2015; and (ii) 9,302,551 shares of Common Stock that may be issuable upon conversion of the Tranche I Note, Tranche II Note and Convertible Note.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on February 13, 2015 (the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated as follows:

The Reporting Persons acquired 13,617,212 of the shares of Common Stock represented by this Statement (which amount does not include additional shares of Common Stock presently issuable to the Reporting Person upon the exchange of certain securities as further described below) for an aggregate consideration of $146,380,722.

On June 21, 2010, Total Energies acquired 7,101,548 shares of Series D Preferred Stock from the Issuer in a private placement at a price of $18.75 per share. The total consideration was $133,154,025. Upon the Issuer’s initial public offering in September 2010, these shares of Series D Preferred Stock were converted into 9,651,004 shares of Common Stock

On February 23, 2012, Total Energies acquired 2,288,356 shares of Common Stock from the Issuer in a private placement at a price of $5.78 per share. The total consideration was $13,226,697.

On July 30, 2012, Total Energies entered into a Securities Purchase Agreement (as amended, the “2012 SPA”) and purchased a 1.5% Senior Unsecured Convertible Note due 2017 (the “July 2012 Note”) from the Issuer with a face amount of $38.3 million. The July 2012 Note is convertible upon the occurrence of certain events and is not convertible into shares of Common Stock as of the date of this Statement.

On September 14, 2012, under the terms of the 2012 SPA, Total Energies purchased an additional 1.5% Senior Unsecured Convertible Note due 2017 (the “September 2012 Note”) from the Issuer with a face amount of $15 million. The September 2012 Note is convertible upon the occurrence of certain events and is not convertible into shares of Common Stock as of the date of this Statement.

On December 24, 2012, $4,999,998.96 of the July 2012 Note was exchanged for 1,677,852 shares of Common Stock at a price of $2.98 per share. The remaining principal amount of the July 2012 Note was approximately $33,300,000.

On March 24, 2013, Total Energies entered into a letter agreement with the Issuer amending certain terms of the 2012 SPA.

On June 6, 2013, under the terms of the 2012 SPA, Total Energies purchased a 1.5% Senior Unsecured Convertible Note due 2017 from the Issuer in the face amount of $10 million (the “June 2013 Note”). The June 2013 Note is convertible upon the occurrence of certain events and is not convertible into shares of Common Stock as of the date of this Statement.

On July 26, 2013, under the terms of the 2012 SPA, Total Energies purchased a 1.5% Senior Unsecured Convertible Note due 2017 from the Issuer in the face amount of $20 million (the “July 2013 Note”). The July 2013 Note is convertible upon the occurrence of certain events and is not convertible into shares of Common Stock as of the date of this Statement.

On August 8, 2013, Total Energies entered into a Securities Purchase Agreement (as amended, the “2013 SPA”) for the sale of senior convertible promissory notes by the Issuer to Total Energies and certain other investors. The 2013 SPA was amended on October 16, 2013, and December 24, 2013. On October 16, 2013, pursuant to the 2013 SPA, Total Energies purchased a Senior Convertible Note with a face value of $9,252,184.41 on the date of purchase (the “Tranche I Note,” and all similar securities, whether or not purchased by Total, the “Tranche I Notes”) through the exchange of the same principal amount of the July 2012 Note. The remaining principal amount of the July 2012 Note was approximately $24,000,000. The Tranche I Note matures on October 16, 2018, and is convertible into shares of Common Stock at the option of Total Energies at any time after February 8, 2015, at a conversion price equal to $2.44, subject to adjustment. Interest on the Tranche I Note is payable in kind for the first 30 months and is added to the principal every six months, which includes interest added to the principal balance after the date of issuance. The current principal balance of the Tranche I Note is $10,730,406.34.

On December 2, 2013, Total Energies entered into a letter agreement with the issuer amending certain terms of the July 2012 SPA, the July 2012 Note, the September 2012 Note, the June 2013 Note and the July 2013 Note.

On January 15, 2014, pursuant to the 2013 SPA, Total Energies purchased a senior convertible note with a face a value of $6,042,064.77 on the date of purchase (the “Tranche II Note,” and all similar securities, whether or not purchased by Total, the “Tranche II Notes”) through the exchange of the same principal amount of the July 2012 Note. The remaining principal amount of the July 2012 Note was approximately $18,000,000. The Tranche II Note matures on January 15, 2019, and is convertible into shares of Common Stock at the option of Total Energies at any time after January 15, 2015, and prior to the fifth trading day preceding the maturity date, or upon the occurrence of certain other events, at a conversion price equal to $2.87, subject to adjustment. Interest on the Tranche II Note is payable in kind for the first 36 months and is added to the principal every twelve months. The current principal balance of the Tranche II Note is $6,629,487.73.

On March 29, 2013, Total Energies entered into a letter agreement with the Issuer amending certain terms of the 2012 SPA.

On May 22, 2014, Total Energies acquired a 6.50% Convertible Senior Note due 2019 (the “Convertible Note”) with a face amount of $9,705,000 and the Issuer repayed the same principal amount of the July 2012 Note. The remaining principal amount of the July 2012 Note was $8,300,751.86. The Convertible Note matures on May 15, 2019. The Convertible Note is convertible into shares of Common Stock at the option of Total Energies at any time at an initial conversion rate of 267.0370 shares of Common Stock per $1,000 principal amount, which represents an initial conversion price of $3.74 per share. As of the date of this Statement, the Convertible Note was convertible into 2,594,919 shares of Common Stock.

On July 31, 2014, under the terms of the 2012 SPA, Total Energies purchased a 1.5% Senior Unsecured Convertible Note due 2017 from the Issuer in the face amount of $10.85 million (the “2014 Note”). The 2014 Note is convertible upon the occurrence of certain events and is not convertible into shares of Common Stock as of the date of this Statement.

On January 27, 2015, under the terms of the 2012 SPA, Total Energies purchased a 1.5% Senior Unsecured Convertible Note due 2017 from the Issuer in the face amount of $10.85 million (the “2015 Note”, and together with the July 2012 Note, the September 2012 Note, the June 2013 Note, the July 2013 Note and the 2014 Note, the “Notes Due 2017”). The 2015 Note is convertible upon the occurrence of certain events and is not convertible into shares of Common Stock as of the date of this Statement.

On June 30, 2015, Total Energies decided to proceed toward the negotiation of definitive agreements on the basis of a non-binding term sheet negotiated with the Issuer (the “2015 Term Sheet”). The 2015 Term Sheet provides that, subject to, and conditioned upon (i) obtaining necessary internal approvals, and (ii) further negotiation and execution of definitive, written agreements, the Issuer and Total Energies would enter into the following transactions (the “2015 Term Sheet Transactions”):

(a) Total Energies would exchange approximately $70 million of principal amount of the Notes Due 2017 for Common Stock at a price per share of the higher of $2.30 and the consolidated closing bid price per share of Common Stock immediately preceding the signing of the definitive agreements for such exchange (the “Exchange Transaction”). The Issuer would also grant warrants to Total Energies in certain instances, including to protect Total if the Issuer were to close an offering of Common Shares at a price per share less than the price per share used for the Exchange Transaction;

(b) The Issuer and Total Energies would enter into an agreement (the “Maturity Treatment Confirmation Agreement”) whereby if the Tranche I Note, the Tranche II Note and the Convertible Note arrived at their stated maturity without the occurrence of any default, Total Energies would exercise its rights to convert such notes into Common Shares, and whereby the Issuer would covenant not to materially amend its existing indebtedness, prepay existing material indebtedness or incur material new indebtedness without Total Energies’ prior written consent;

(c) In exchange for approximately $5 million in principal amount of, and approximately $2.7 million in accrued and unpaid interest on the Notes Due 2017, the Issuer would grant an exclusive, world-wide (excluding Brazil, except in certain circumstances), royalty-free license, for the rights to make and sell jet fuel and jet fuel related products under the Issuers’ intellectual property, to the joint venture between the Issuer and Total Energies (the “JV”). The JV would have no rights to the Issuer’s technology with respect to diesel fuel. Total Energies would become the owner of 75% of the JV;

(d) The Issuer would grant Total Energies an exclusive, royalty-free license for the rights to sell diesel fuel and diesel fuel related products in the European Union and a royalty-bearing license to make such products for sale in the European Union; and

(e) The Issuer would grant a warrant to Total Energies to purchase Common Stock if the Issuer does not meet a certain technical development milestone.

Signing and closing the 2015 Term Sheet Transactions would also be conditioned upon Temasek Holdings (Private) Limited or its affiliates (“Temasek”) (i) exchanging at least $68 million of the Issuer’s convertible notes for Common Stock on terms not more favorable than those applied in the Exchange Transaction, and (ii) Temasek entering into a maturity treatment confirmation agreement no more favorable to Temasek than the Maturity Treatment Confirmation Agreement is to Total Energies. The exercisability of any Warrants would be contingent upon obtaining any approval by the Issuer’s stockholders required under applicable rules, and closing the 2015 Term Sheet Transactions would be conditioned upon the Issuer obtaining written commitments from certain of its stockholders as would be sufficient to approve the issuance of such Warrants at a stockholder meeting to be held promptly after the closing of the transactions.

Item 5. Interest in Securities of the Issuer.

Item 5(a), 5(b) and 5(c) are amended and restated as follows:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of the date of this Statement, the Reporting Persons are the direct beneficial owner of 13,617,212 shares of Common Stock. The Reporting Persons are deemed under Rule 13d-3(d)(1) to have beneficial ownership of the shares of Common Stock issuable upon conversion of the Tranche I Note, Tranche II Note, and the Convertible Note. As of the date of this Statement, the Reporting Persons are deemed to be the beneficial owner of 4,397,707 shares of Common Stock issuable upon conversion of the Tranche I Note, 2,309,925 shares of Common Stock issuable upon conversion of the Tranche II Note and 2,594,919 shares of Common Stock issuable upon conversion of the Convertible Note.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the shares of Common Stock beneficially owned and deemed to be beneficially owned by the Reporting Persons as of the date of this Statement; by (ii) 89,226,771 shares of Common Stock, which is the sum of (a) 79,924,220 shares of Common Stock outstanding on April 30, 2015, as set forth in the Quarterly Report on Form 10-Q of the Issuer for the period ended March 31, 2015, filed with the Securities and Exchange Commission on May 7, 2015; and (b) 9,302,551 shares of Common Stock that may be issuable upon conversion of the Tranche I Note, Tranche II Note and Convertible Note.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(c) The Reporting Persons have not engaged in any transactions in the Issuer’s securities during the 60 days prior to the obligation to file this Statement. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The summary of the 2012 SPA set forth in Item 3 is incorporated here by reference. The summary does not purport to be complete and is qualified in its entirety by the 2012 SPA, which is set forth in Exhibit 9 to this Statement and incorporated in this Item 6 by reference.

The summary of the notes set forth in Item 3 is incorporated here by reference. The summary does not purport to be complete and is qualified in its entirety by the notes, which are set forth in Exhibit 3, Exhibit 4 and Exhibit 5 to this Statement and incorporated in this Item 6 by reference.

On December 2, 2013, the Issuer and Total Energies entered into an Amended and Restated Master Framework Agreement, which governs certain of the terms of the relationship between the parties. This agreement is set forth in Exhibit 6 to this Statement and incorporated in this Item 6 by reference.

The summary of the amendments to the 2012 SPA set forth in Item 3 is incorporated here by reference. The summary does not purport to be complete and is qualified in its entirety by the amendments, which are set forth in Exhibit 7 and Exhibit 8 to this Statement and incorporated in this Item 6 by reference.

The summary of the 2013 SPA set forth in Item 3 is incorporated here by reference. The summary does not purport to be complete and is qualified in its entirety by the 2013 SPA and the amendments thereto, which are set forth in Exhibit 10, Exhibit 11 and Exhibit 12 to this Statement and incorporated in this Item 6 by reference.

On June 21, 2010, the Issuer, Total Energies and certain other investors entered into Amended and Restated Investor Rights Agreement (the “IRA”). The IRA was subsequently amended on February 23, 2012, December 24, 2012, March 27, 2013, October 16, 2013, and December 24, 2013. Pursuant to the IRA, Total Energies and the other parties to the IRA have certain registration rights with respect to the shares of Common Stock held by such holders and shares issued upon conversion of convertible notes. Further, under the IRA, if the Issuer registers securities for public sale, then the holders of Common Stock with registration rights under the IRA have the right to include their shares of Common Stock in the registration statement. Additionally, holders of the Issuer’s outstanding securities with registration rights under the IRA can request that the Issuer register all or a portion of their Common Stock on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $2,000,000. The rights under the IRA may not be exercised after February 23, 2017.

On August 8, 2013, the Issuer, Total Energies and other investors entered into a voting agreement (the “Voting Agreement”), pursuant to which Total Energies and the other investors agreed to vote their shares of Common Stock in favor of the transactions contemplated by the 2013 SPA and against any proposal in opposition to the transaction contemplated by the 2013 SPA.

On May 8, 2014, the Issuer, Total Energies and certain other investors entered into an amended and restated letter agreement (the “A&R Registration Rights Letter”), which amended and restated a previous letter agreement. Pursuant to the A&R Registration Rights Letter, the Issuer granted Total Energies and the other parties to the 2013 SPA certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Tranche I Notes and the Tranche II Notes. Further, the A&R Registration Rights Letter requires the Issuer to pay certain liquidated damages to Total Energies and the other parties to the 2013 SPA if such registration is not completed as required.

The summary of the 2015 Term Sheet set forth in Item 3 is incorporated in this Item 6 by reference.

The foregoing summary of the IRA, the Voting Agreement and the A&R Registration Rights Letter does not purport to be complete and is qualified in its entirety by the IRA and the amendments thereto, which are set forth in Exhibit 13, Exhibit 14, Exhibit 15, Exhibit 16, Exhibit 17 and Exhibit 18 to this Statement and incorporated in this Item 6 by reference; the Voting Agreement, which is set forth in Exhibit 19 to this Statement and incorporated in this Item 6 by reference; and the A&R Registration Rights Letter, which is set forth in Exhibit 20 to this Statement and incorporated in this Item 6 by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2015

TOTAL S.A.

By:	/s/ Humbert de Wendel
Name: Humbert de Wendel
Title: Treasurer

TOTAL ENERGIES NOUVELLES
ACTIVITÉS USA

By:	/s/ Bernard Clément
Name: Bernard Clément
Title: President